Exhibit 4.6

Orphazyme A/S – Share-based incentive program for the Board of Directors for 2021

General Terms and Conditions

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Contents

1	Introduction	3
2	Grant of Restricted Share Units	3
3	Vesting of Restricted Share Units	4
4	Exercise of Restricted Share Units	4
5	Lapse of Restricted Share Units	5
6	Cash settlement	5
7	Claw back	5
8	Adjustments in case of changes to the Company’s capital structure	5
9	Takeover offer or delisting	7
10	Assignment	7
11	Tax consequences	7
12	Amendment of the General Terms and Conditions etc.	8
13	Choice of law and venue	8
14	Personal data	8
15	Miscellaneous	9

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These are the general terms and conditions (the “General Terms and Conditions”) for the 2021 board incentive program (the “Board Incentive Program”) of Orphazyme A/S, CVR no. 32266355 (the “Company”).

The General Terms and Conditions apply to grants of restricted share units (“Restricted Share Units” or “RSUs”) under the Board Incentive Program awarded to members of the Company’s board of directors (the “Board of Directors”) (such members of the Board of Directors referred to as “Participants” and each a “Participant”).

1	Introduction
1.1

The Board Incentive Program has been established by the Board of Directors and has been adopted in accordance with the Company’s remuneration policy adopted by the Company’s annual general meeting on 25 March 2021.

1.2

Participation in the Board Incentive Program and each individual grant thereunder is resolved by the Board of Directors and approved by the Company’s annual general meeting in connection with approval of the remuneration of the Board of Directors.

1.3	The Board Incentive Program comprises the following documents:
(a)	These General Terms and Conditions; and
(b)	Individual Grant Letter (as defined below).

In case of any discrepancy between the above documents, these General Terms and Conditions shall prevail.

1.4

The purpose of the Board Incentive Program is to attract and retain qualified members of the Board of Directors as share-based incentives are commonly used among competing international biotech and pharmaceutical companies. Further, the Board Incentive Program reflects the objective of a motivated and lasting value creation for the Company and the shareholders.

2	Grant of Restricted Share Units
2.1

Participants may annually be granted a number of RSUs (a “Grant”) with a value corresponding to up to 50% of the Participant’s fixed annual base fee as member of the Board of Directors, such base fee to include additional base fee to the Chairman and Deputy Chairman, respectively, but excluding any additional fees for committee membership. The number of RSUs granted shall be determined by calculating the value of the RSUs and by applying a reference share price calculated on the basis of the volume weighted average share price of the Company’s shares as quoted on Nasdaq Copenhagen during the ten (10) trading days preceding 1 January in the year of Grant.

2.2	A Participant may also be eligible to receive additional grants of RSUs in accordance with the Company’s remuneration policy as approved by the general meeting for time to time.

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2.3

Each Grant will be effected pursuant to an individual grant letter setting out the individual terms applicable to the Grant (the “Individual Grant Letter”). The Individual Grant Letter will, inter alia, state the number of RSUs granted and the conditions for vesting of the RSUs, if any. If a Participant is entitled to a fraction of a share in the Company as part of the Board Incentive Program, the number of shares to such Participant will be rounded down to the nearest integer number.

2.4

Any Grant will occur as soon as possible after the Company’s annual general meeting (the “Grant Date”). Each Grant is communicated to each of the Participants as soon as possible following the Grant Date.

2.5

When vested and not lapsed pursuant to the General Terms and Conditions, each RSU entitles the Participant to be allocated one (1) share in the Company against payment of the Exercise Price (as defined below).

3	Vesting of Restricted Share Units
3.1	RSUs granted under the Board Incentive Program will have a vesting period from the Grant Date and until the date of the next annual general meeting in the following year (the “Vesting Period”).
3.2

Vesting of the RSUs are not conditional on any financial performance criteria, however vesting will be conditional upon the Participant’s continued membership of the Board of Directors during the entire Vesting Period.

4	Exercise of Restricted Share Units
4.1

Upon vesting in accordance with Clause 3, RSUs may be exercised within a period of four (4) weeks from vesting or the date of publication of the Company’s interim report for the first six months in 2022 (the “Exercise Period”). The Exercise Period is automatically extend to the next open trading window if the exercise of the RSUs or delivery of shares underlying vested RSUs would contravene applicable laws, rules or regulations, including, but not limited to, situations where the delivery of shares underlying vested RSUs cannot occur due to the Company being in possession of inside information.

4.2

A Participant may be allocated a number of shares equivalent to the number of RSUs vested at a price per RSU equal to the par value of one share issued by the Company (the “Exercise Price”). The allocation of shares upon vesting of the RSUs may be made, in the Company’s discretion, through (a) new shares of the Company, in which case the Participant will be offered to subscribe for such amount of new shares equal to the number of RSUs vested at a subscription price per RSU equal to the Exercise Price, or (b) existing shares of the Company held by the Company in treasury, in which case the Participant will be offered to purchase such amount of treasury shares equal to the number of RSUs vested at a purchase price per RSU equal to the Exercise Price.

4.3

The Participant will not be deemed to be the owner or holder of ownership rights or any other rights in respect of the RSUs until (i) the RSUs have been exercised, and (ii) the Participant’s ownership of the shares acquired or subscribed for has been registered in the Company’s shareholders’ register.

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4.4	When exercising vested RSUs, the Participant shall observe the Company’s internal rules for trading in the Company’s shares as well as applicable laws.
4.5	RSUs that have not been exercised during the Exercise Period will automatically lapse without compensation when the Exercise Period has ended.
5	Lapse of Restricted Share Units
5.1

In the event of a Participant’s resignation from the Board of Directors during a term which for the avoidance of doubt shall not comprise a decision not to be re-elected, any unvested RSUs will lapse without further notice and without any rights of compensation, unless otherwise decided by the Board of Directors.

5.2

Further, any unvested RSUs will lapse without further notice and without any rights of compensation if, during the Participant’s membership of the Board of Directors, the Participant (i) discloses or otherwise misuses any confidential information, whether written or oral, including, without limitation, financial information, trade secrets and other proprietary business information regarding the Company, (ii) violates the Company’s compliance policies, or (iii) violates the Company’s accounting rules including the financial reporting rules.

6	Cash settlement
6.1

Notwithstanding Clause 4, in cases where the Board of Directors assesses that the issue or transfer of shares would have an adverse effect on the Company and/or the Participant, the Board of Directors may choose to cash settle the RSUs instead of allowing the Participant to receive shares upon expiry of the Vesting Period. In such event, the Company shall pay a cash settlement amount based on the volume weighted average price of the Company’s shares as quoted on Nasdaq Copenhagen during the ten (10) trading days preceding the first day of the Exercise Period, with a deduction of the Exercise Price. The Company is entitled to deduct any tax withholding amounts in the cash settlement amount.

7	Claw back
7.1

If the Company can demonstrate that the basis for granting the RSUs or that the conditions for vesting of any RSUs are based on fraud, willful misconduct, gross negligence, incorrect or misleading information, or that the conditions have otherwise not been fulfilled, the Company shall be entitled (a) to consider the RSUs as lapsed without further notice or compensation to the Participant, (b) to recalculate and/or adjust accordingly the number of RSUs to be granted and/or (c) to require redelivery to the Company of any shares having been delivered to the Participant after vesting of the RSUs or repayment of the cash settlement amount, as applicable.

8	Adjustments in case of changes to the Company’s capital structure
8.1

In order to ensure that the value of the rights under the RSUs is duly protected in the event of changes to the Company’s capital structure, the Board of Directors may, at its sole discretion, adopt changes to the number of granted RSUs, inter alia, in case of the following:

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(a)	after changes have been made to the nominal value of the shares of the Company;
(b)

after the Company’s share capital has been increased at a price lower than market price other than capital increases at a price lower than market price offered to board members, executives or other employees of the Company in connection with the Board Incentive Program, the long term incentive program for executive management and other employees or any existing or subsequent incentive plans, including general employee share purchase plans;

(c)	after the Company’s share capital has been increased with pre-emption rights for the Company’s existing shareholders allowing them to purchase shares at a price lower than market price;
(d)

after the Company has issued or granted convertible bonds or other convertible loans, stock options (except for RSUs, PSUs and Performance Shares under the Board Incentive Program, the long term incentive program for the executive management and other employees or any existing or subsequent share based incentive plans, including general employee share purchase plans), and such issue or grant has been made with pre-emption rights for the existing shareholders at a lower price than market price;

(e)

after the Company’s share capital has been reduced for any other purpose than to cover losses or through distribution to the Company’s shareholders in the ordinary course of business through cancellation of shares acquired in treasury through share buy-back programs established by the Company from time to time and in line with the Company’s dividend policy (as amended from time to time); or

(f)	after distribution of extraordinary dividends during a financial year in excess of the Company’s dividend policy (as amended from time to time).

Any such adoption of changes to the number of RSUs or shares to be received in the Individual Grant Letters will seek to achieve that the Participant receives a reasonable compensation for the adjustment of the value of the RSUs caused by the situation in question. The Board of Directors may decide that the aforementioned compensation is made by adjusting the number of RSUs granted or by cash-settling the difference in value caused by the changes to the Company’s capital structure outlined in 8.1(a)-(f) above.

Any adjustment made from time to time pursuant to these General Terms and Conditions will be notified to the Participant in writing.

If events affecting the share capital in the Company occur which are comparable in nature to the events outlined in 8.1(a)-(f) above, and with similar effect, the Board of Directors may decide to treat the event as if comprised by 8.1(a)-(f) and adjust the number of RSUs set out in the Individual Grant Letters accordingly.

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9	Takeover offer or delisting
9.1	If
(a)	a mandatory takeover bid concerning the Company’s shares is to be made according to the rules of the Danish Capital Markets Act (as amended, supplemented or replaced from time to time), or
(b)

a voluntary takeover bid is made concerning the Company’s shares, in which connection there is a change in the controlling interest (as defined in section 44 of the Danish Capital Markets Act (as amended, supplemented or replaced from time to time)) to a third party independent of the Company, or

(c)	otherwise any transaction whereby a third party independent of the Company obtains control of more than 50% of the Company’s shares, or
(d)	the shares in the Company are delisted,

the Board of Directors shall be required to accelerate vesting of the RSUs at a time determined by the Board of Directors in relation to acceptance of such takeover offer or other transaction.

10	Assignment
10.1

The RSUs or the right to receive shares upon vesting of the RSUs may not be transferred or assigned to a third party or pledged, encumbered or placed as collateral with a third party, except from transfers to the Company or a third party designated by the Company. Furthermore, any rights to receive RSUs that are transferred or sought to be transferred to a third party as a consequence of creditor suit or statutory execution will lapse automatically without further notice.

10.2

Shares received by the Participant upon vesting of the RSUs shall not be subject to any restrictions on transferability and may be sold by the Participant in accordance with the Company’s internal rules on insider trading and applicable laws, rules and regulation.

11	Tax consequences
11.1

Any tax matter or liability affecting the Participant, including, but not limited to, tax liability in case of (i) expatriation; (ii) repatriation; (iii) grants of RSUs; (iv) vesting of RSUs; (v) receipt of shares underlying vested RSUs; (vi) cash settlement; adjustment of the terms of the Board Incentive Program; and (vii) any claw back pursuant to Clause 7 is of no concern to the Company or any subsidiary undertaking of the Company (the Company including its subsidiary undertakings are collective referred to as the “Group” and each a “Group Member”), and a Group Member cannot without its expressed written consent be liable for any tax or tax reporting in connection thereto.

11.2

The Participant agrees to make appropriate arrangements with the Company and/or other Group Member, as applicable, for the satisfaction of all state, local and foreign income and employment tax withholding requirements applicable to the granting of the RSUs.

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11.3

The Participant agrees that, if deemed necessary by a Group Member, the Group Member may withhold an appropriate proportion of the shares underlying vested RSUs to ensure that any tax liability and relevant selling costs in connection with the grant of RSUs are met.

11.4

The Participant agrees that a Group Member may satisfy all federal, state, local and foreign income and employment tax withholding and/or information disclosure requirements in connection with vesting and granting of the RSUs.

12	Amendment of the General Terms and Conditions etc.
12.1

The Board of Directors is at its sole discretion entitled to amend the Board Incentive Program, including these General Terms and Conditions and the Individual Grant Letter, subject to applicable law. This includes, but is not limited to, changes in order to comply with local legislation and adjusting the method for granting RSUs. Amendments must be in compliance with the Company’s remuneration policy in force at the time of amendment.

12.2

The Board of Directors may at its sole discretion and by giving written notice to a Participant amend the number of RSUs or other terms of an individual grant under the Board Incentive Program, including acceleration of vesting, in case of extraordinary, material or unforeseen events or circumstances.

13	Choice of law and venue
13.1	The Individual Grant Letters and these General Terms and Conditions are governed by Danish law.
13.2	Any dispute shall be finally and exclusively settled by the Danish courts.
14	Personal data
14.1

As part of the Board Incentive Program, the Company will process personal data concerning the Participant for the purposes of the establishment and administration of the Board Incentive Program. The processing of personal data is required for the Company to fulfil its obligations in relation to the Board Incentive Program. The personal data will include name and other identification data of the Participant, information regarding board membership which is relevant for administration of the Board Incentive Program and information on number of RSUs each Participant is eligible to receive. The data may be transferred to public authorities, if required by law or regulations. Personal data will be stored by the Company for a period of five (5) years following the point in time when the Participant is no longer covered by the Board Incentive Program. The Participant has the right to request access to and rectification of the data relating to the Participant. Provision by the Participants of the above personal data is a prerequisite for participating in the Board Incentive Program. Questions regarding the processing of personal data in relation to the Board Incentive Program may be addressed to Chief Financial Officer, Anders Vadsholt, afv@orphazyme.com, and Participants may also lodge complaints with the Danish Data Protection Agency.

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15	Miscellaneous
15.1	By signing the Individual Grant Letter, the Participant confirms having received and read these General Terms and Conditions.
15.2	The Participant is not ensured any economic benefit when participating in the Board Incentive Program.
15.3

Where local legislation prevents the enforcement of one or more Clauses of these General Terms and Conditions, such particular Clause(s) will be void while the remaining provisions of these General Terms and Conditions shall remain valid to the extent possible.

15.4

Unless otherwise stated in in these General Terms and Conditions and the Company’s internal guidelines, any costs incurred in connection with the grant and/or vesting of RSUs shall be paid by the Company.

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These General Terms and Conditions have been adopted by the Board of Directors on March 25, 2021.